SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------

                                 SCHEDULE 13D
                                (RULE 13D-101)
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 2)

                       Coastal Physician Group, Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   19049510
------------------------------------------------------------------------------
                                (CUSIP Number)

                            Steven M. Scott, M.D.
                            3711 Stoneybrook Drive
                         Durham, North Carolina 27705
                                (919)383-0355
------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               With a copy to:

                           Daniel E. Stoller, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                           New York, New York 10022
                                 (212)735-3000
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                                June 12, 1998
------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. 19049510                       13D

    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Steven M. Scott, M.D.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                    (b) [ ]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS
         PF

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

     NUMBER OF         7     SOLE VOTING POWER
      SHARES                 18,016,353 Common Shares
   BENEFICIALLY        8     SHARED VOTING POWER
     OWNED BY                654,909 Common Shares
       EACH            9     SOLE DISPOSITIVE POWER
     REPORTING               18,016,353 Common Shares
      PERSON          10     SHARED DISPOSITIVE POWER
       WITH                  654,909 Common Shares

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,671,262 Common Shares

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         49.1%

    14   TYPE OF REPORTING PERSON
         IN



    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Scott Medical Partners, LLC

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                    (b) [ ]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS

         OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Tennessee

                         7     SOLE VOTING POWER
     NUMBER OF                 7,138,311 Common Shares
      SHARES             8     SHARED VOTING POWER
   BENEFICIALLY                0 Common Shares
     OWNED BY            9     SOLE DISPOSITIVE POWER
       EACH                    7,138,311 Common Shares
     REPORTING          10     SHARED DISPOSITIVE POWER
      PERSON                   0 Common Shares
       WITH

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,138,311  Common Shares

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.8%

   14    TYPE OF REPORTING PERSON
         CO



    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Signal Fund, L.P.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                    (b) [ ]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS

         OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Tennessee

     NUMBER OF         7     SOLE VOTING POWER
      SHARES                 815,000 Common Shares
   BENEFICIALLY        8     SHARED VOTING POWER
     OWNED BY                0 Common Shares
       EACH            9     SOLE DISPOSITIVE POWER
     REPORTING               815,000 Common Shares
      PERSON          10     SHARED DISPOSITIVE POWER
       WITH                  0 Common Shares

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         815,000  Common Shares

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.2%

   14    TYPE OF REPORTING PERSON
         PN



    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Steven M. Scott Family Limited Partnership

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                    (b) [ ]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS

         OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Tennessee

     NUMBER OF         7     SOLE VOTING POWER
      SHARES                 535,766 Common Shares
   BENEFICIALLY        8     SHARED VOTING POWER
     OWNED BY                0 Common Shares
       EACH            9     SOLE DISPOSITIVE POWER
     REPORTING               535,766 Common Shares
      PERSON          10     SHARED DISPOSITIVE POWER
       WITH                  0 Common Shares

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         535,766  Common Shares

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.4%

  14     TYPE OF REPORTING PERSON
         PN



    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Doctors Health Plan, Inc.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                    (b) [ ]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS

         OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
         REQUIRED PURSUANT TO  ITEM 2(d) OR 2(e)

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         North Carolina

    NUMBER OF          7     SOLE VOTING POWER
      SHARES                 1,500,000 Common Shares
   BENEFICIALLY        8     SHARED VOTING POWER
     OWNED BY                0 Common Shares
       EACH            9     SOLE DISPOSITIVE POWER
     REPORTING               1,500,000 Common Shares
      PERSON          10     SHARED DISPOSITIVE POWER
       WITH                  0 Common Shares

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,500,000 Common Shares

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [ ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.0%

   14    TYPE OF REPORTING PERSON
         CO



    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The  Scott Family Foundation, Inc.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                    (b) [ ]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS

         OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida

     NUMBER OF         7     SOLE VOTING POWER
      SHARES                 39,110 Common Shares
   BENEFICIALLY        8     SHARED VOTING POWER
     OWNED BY                0 Common Shares
       EACH            9     SOLE DISPOSITIVE POWER
     REPORTING               39,110 Common Shares
      PERSON          10     SHARED DISPOSITIVE POWER
       WITH                  0 Common Shares

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         39,110  Common Shares

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.1%

   14    TYPE OF REPORTING PERSON
         CO



    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         S&WLP

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                    (b) [ ]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS

         OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                [ ]
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Tennessee

     NUMBER OF         7     SOLE VOTING POWER
      SHARES                 119,143 Common Shares
   BENEFICIALLY        8     SHARED VOTING POWER
     OWNED BY                0 Common Shares
       EACH            9     SOLE DISPOSITIVE POWER
     REPORTING               119,143 Common Shares
      PERSON          10     SHARED DISPOSITIVE POWER
       WITH                  0 Common Shares

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         119,143 Common Shares

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.3%

   14    TYPE OF REPORTING PERSON
         PN


      This statement amends and supplements the Schedule 13D relating to the beneficial ownership of Common Stock, par value $.01 per share (the "Common Stock") of Coastal Physician Group, Inc., a Delaware corporation (the "Issuer"), filed jointly with the Securities and Exchange Commission by and on behalf of Steven M. Scott, M.D. ("Dr. Scott") and various entities which may be deemed to be controlled by Dr. Scott. A Joint Filing Agreement is attached hereto as Exhibit 1 with respect to the filing parties. Except as disclosed herein there has been no change in the information previously reported on Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

      Doctors Health Plan, Inc. ("DHP"), which is controlled by Dr. Scott, has acquired shares of Common Stock from other entities controlled by Dr. Scott, and accordingly, is included herein as a filing party. Certain information concerning DHP is set forth below:

1.  (a)  Doctors Health Plan, Inc.
    (b)  2828 Croasdaile Drive, Durham, North Carolina 27705
    (c)  Medical insurance company
    (d) None of the officers or directors of DHP was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
    (e) None of the officers or directors of DHP was, during the last five years, a party to a civil proceeding of a judicial or administrative body and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
    (f)  Incorporated under the laws of the State of North Carolina.

         Dr. Scott is the sole owner of DHP Holdings, LLC, a North Carolina limited liability company, which in turn, is the sole owner of DHP. The names, business addresses, present principal occupations or employments and citizenships of the directors and officers of DHP are set forth on Schedule A hereto.

         Century American Insurance Company previously was a reporting person with respect to the Schedule 13D. Century American Insurance Company is no longer affiliated with Dr. Scott and all shares of Common Stock which it had previously owned are now owned by Scott Medical Partners, LLC. Accordingly, Century American Insurance Company is no longer a reporting person with respect to the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Dr. Scott currently may be deemed to be the beneficial owner of 18,671,262 shares, or 49.1%, of the Issuer's Common Stock. Such percentage ownership has been calculated by Dr. Scott as follows: Dr. Scott understands that the Issuer currently has outstanding 37,621,750 shares of Common Stock. In addition, as described more fully below, Dr. Scott holds the Issuer's $2,000,000 10% Convertible Debenture due July 1, 1998 (the "Convertible Debenture") which, at Dr. Scott's option, is convertible at maturity, in whole or in part, into shares of Common Stock and into shares of the Issuer's Series D Convertible Preferred Stock, par value $.01 per share (the "Series D Stock"), with the maximum number of shares of Common Stock issuable in the event of conversion being equal to one percent of the Issuer's outstanding Common Stock, or 376,217 shares of Common Stock. For purposes of this Schedule 13D, it is assumed that Dr. Scott would exercise his right to convert the Convertible Debenture, and that he would acquire 376,217 shares of Common Stock upon such conversion, although Dr. Scott has made no determinations in this regard. Accordingly, it is assumed for all purposes of this Schedule 13D that Dr. Scott is the beneficial owner of such 376,217 shares of Common Stock and that such shares are to be added to the 37,621,750 shares of Common Stock currently outstanding for a total of 37,997,967 shares of Common Stock outstanding.

         Dr. Scott acquired the Convertible Debenture on May 1, 1998 from Bertram E. Walls, M.D. ("Dr. Walls") by issuing to Dr. Walls a 10% promissory note in the principal amount of $2,032,222.22. Dr. Walls is a director of the Issuer, and is employed by certain entities controlled by Dr. Scott.

         Pursuant to the terms of the Convertible Debenture, in the event of conversion Dr. Scott would be entitled to receive shares of Series D Stock as well as shares of Common Stock. Each Series D Stock generally will be entitled ten votes per share and, subject to the approval of the Issuer's shareholders, is convertible into ten shares of the Issuer's Common Stock.

    The Convertible Debenture provides that the conversion price for each share of Common Stock shall be the lower of (i) the average closing price for shares of Common Stock on the New York Stock Exchange for the ten days immediately prior to March 3, 1998 or (ii) the average closing price for shares of Common Stock on the New York Stock Exchange for the ten trading days immediately prior to the date of maturity of the Convertible Debenture, and that the conversion price for each share of Series D Stock shall be ten times the conversion price of the Common Stock. The average closing price for shares of Common Stock during the ten trading days prior to March 3, 1998 (February 17, 1998 through March 2, 1998) was $.85 per share. If $.85 per share is, in fact, the conversion price, the Convertible Debenture would be convertible into 376,217 shares of Common Stock and 197,672 shares of Series D Stock, which Series D Stock would be convertible, upon stockholder approval, into 1,976,720 shares of Common Stock. If the conversion price, as measured by the average closing price for shares of Common Stock during the ten trading days prior to the date of maturity of the Convertible Debenture, is less than $.85 per share, the number of shares of Series D Stock issuable upon conversion of the Convertible Debenture and, thus, the number of shares of Common Stock issuable upon conversion of the Series D Stock, would increase. Dr. Scott has no present intention of seeking approval of the Issuer's stockholders for the conversion of the shares of Series D Stock and, accordingly, such shares of Common Stock are not deemed to be beneficially owned by Dr. Scott and are not included in this Schedule 13D as shares of Common Stock beneficially owned by him.

    From time to time Dr. Scott and certain entities controlled by him have transferred to one another shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         On May 1, 1998, Dr. Scott acquired the Convertible Debenture from Dr. Walls. See Item 3 above. On February 9, 1998, Dr. Scott transferred an aggregate of 125,000 shares of Common Stock to his five children, in equal portions, as a gift. Dr. Scott does not have any voting or dispositive power with respect to such 125,000 shares of Common Stock gifted to his children. Accordingly, Dr. Scott is not deemed to be the beneficial owner of the shares of Common Stock gifted to his children and such shares are not included in the 18,671,262 shares of Common Stock reported herein as being beneficially owned by Dr. Scott.

         As discussed above in Item 3, Dr. Scott currently may be deemed to be the beneficial owner of 18,671,262 shares, or 49.1%, of the Issuer's Common Stock. Such shares are the aggregate number of shares included in the Schedule 13D, and are held as set forth below:

                                                                Percent of
Name of Person/Entity                  Shares Owned            Outstanding
------------------------------     ---------------------   -------------------
Dr. Scott                               8,523,9321                 22.4%
Scott Medical Partners, LLC             7,138,311                  18.8%
DHP                                     1,500,000                   4.0%
The Signal Fund, L.P.                     815,000                   2.2%
The Steven M. Scott
Family Limited Partnership                535,766                   1.4%
The Scott Family Foundation, Inc           39,110                   0.1%
S&WLP                                     119,143                   0.3%

-------------------------
1 Includes 376,217 shares of Common Stock issuable to Dr. Scott in the event of conversion of the Convertible Debenture (see Item 3 above), and 2,392 shares of Common Stock subject to an option exercisable within 60 days. Does not include shares of Common Stock issuable upon conversion of the Series D Stock. See Item 3 above. Does not include 10,000 shares of Common Stock owned by Dr. Scott's wife in a personal IRA account. Dr. Scott expressly disclaims any beneficial ownership of the shares of Common Stock (i) issuable upon conversion of the Series D Stock and (ii) held in his wife's IRA account.

      Of the 18,671,262 shares of Common Stock beneficially owned by Dr. Scott, Dr. Scott (i) has sole voting power over 18,016,353 shares, (ii) shares voting power over 654,909 shares with Dr. Walls, (iii) has sole dispositive power over 18,016,353 shares, and (iv) shares dispositive power over 654,909 shares with Dr. Walls.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1: Joint Filing Agreement of Steven M. Scott, M.D., Scott Medical Partners, LLC,
                  The Signal Fund, L.P., The Steven M. Scott Family Limited Partnership, DHP,
                  The Scott Family Foundation, Inc. and S&WLP, pursuant to Rule 13d-1(f).



                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 12, 1998


                                       /s/ Steven M. Scott, M.D.
                                       ----------------------------------
                                       Steven M. Scott, M.D.


                                       SCOTT MEDICAL PARTNERS, LLC


                                       By: /s/ Bertram E. Walls, M.D.
                                          -------------------------------
                                       Name:  Bertram E. Walls, M.D.
                                       Title: Manager


                                       THE SIGNAL FUND, L.P.


                                       By: /s/ Bertram E. Walls, M.D.
                                          -------------------------------
                                       Name:  Bertram E. Walls, M.D.
                                       Title: General Partner


                                       THE STEVEN M. SCOTT FAMILY LIMITED
                                       PARTNERSHIP


                                       By: /s/ Steven M. Scott, M.D.
                                          -------------------------------
                                       Name:  Steven M. Scott, M.D.
                                       Title: General Partner


                                       DOCTORS HEALTH PLAN, INC.


                                       By: /s/ Bertram E. Walls, M.D.
                                          -------------------------------
                                       Name:  Bertram E. Walls, M.D.
                                       Title: President


                                       THE SCOTT FAMILY FOUNDATION, INC.


                                       By: /s/ Steven M. Scott, M.D.
                                          -------------------------------
                                       Name:  Steven M. Scott, M.D.
                                       Title: President


                                       S&WLP


                                       By: /s/ Bertram E. Walls, M.D.
                                          -------------------------------
                                       Name:  Bertram E. Walls, M.D.
                                       Title: General Partner



                                                                  Schedule A

                 Information Concerning Directors and Officers
                        of Doctors Health Plan, Inc.


BERTRAM E. WALLS, M.D.                  President, Chief Executive Officer
                                        and Director

(a)   Business Address:                 Doctors Health Plan, Inc.
                                        2828 Croasdaile Drive
                                        Durham, North Carolina 27705

(b)   Principal Occupation              President and Chief Executive Officer
      or Employment:                    of Doctors Health Plan, Inc.; Member
                                        of the Board of Directors of Coastal
                                        Physician Group, Inc.

(c)   CITIZENSHIP                       United States

ARTHUR CARLSON                          Director

(a)   Business Address:                 Health Plan Southeast
                                        3520 Thomasville Road
                                        Suite 200
                                        Tallahassee, Florida 32308

(b)   Principal Occupation              Chief Financial Officer of Health
      or Employment:                    Plan Southeast

(c)   CITIZENSHIP:                      United States

PATRICK McINTYRE                        Secretary

(a)   Business Address:                 Doctors Health Plan, Inc.
                                        2828 Croasdaile Drive
                                        Durham, North Caroline 27705

(b)   Principal Occupation              Vice President Operations - Finance
      or Employment:

(c)   CITIZENSHIP                       United States

KELLEY CARTER                           Assistant Secretary

(a)   Business Address:                 Doctors Health Plan, Inc.
                                        2828 Croasdaile Drive
                                        Durham, North Caroline 27705

(b)   Principal Occupation              Executive Assistant
      or Employment:

(c)   CITIZENSHIP                       United States